Filed Pursuant to Rule 424(b)(3)
File No. 333-269714

PROSPECT CAPITAL CORPORATION

Maximum of 10,000,000 Shares
Up to $250,000,000 Aggregate Liquidation Preference

5.50% Series A1 Preferred Stock (the “Series A1 Shares”)
6.50% Series A3 Preferred Stock (the “Series A3 Shares,” and together with the Series A1 Shares, the “A Shares”)
5.50% Series M1 Preferred Stock (the “Series M1 Shares “)
5.50% Series M2 Preferred Stock (the “Series M2 Shares”)
6.50% Series M3 Preferred Stock (the “Series M3 Shares”, and together with the
Series M1 Shares and Series M2 Shares, the “M Shares”)

SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2023
THE DATE OF THIS SUPPLEMENT IS JULY 19, 2023

The purpose of this supplement is to amend disclosure appearing in Prospect Capital Corporation’s (the “Company”) prospectus supplement dated February 10, 2023 (the “Prospectus Supplement”). This supplement supersedes the Prospectus Supplement and any previous supplements thereto to the extent it contains information that is different from or in addition to the information in the Prospectus Supplement or such previous supplement. Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated February 10, 2023, as applicable.

The section on page S-39 of the Prospectus Supplement under the heading “Preferred Stock Dividend Reinvestment Plan” is hereby deleted and replaced in its entirety with the following:

PREFERRED STOCK DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan (the “Preferred Stock Dividend Reinvestment Plan”) that allows you the opportunity to purchase, through reinvestment of your dividends, additional shares of Preferred Stock. For purposes of this section, Computershare is referred to as the Administrator.

Description of the Preferred Stock Dividend Reinvestment Plan

Who is eligible to participate in the Preferred Stock Dividend Reinvestment Plan?

Holders of Preferred Stock are eligible to participate in the Preferred Stock Dividend Reinvestment Plan. If you own shares of Preferred Stock that are registered in someone else’s name (for example, a bank, broker, or trustee) and you want to participate in the Preferred Stock Dividend Reinvestment Plan, you may be able to arrange for that person to handle the reinvestment of dividends. If not, then in order to participate in the Preferred Stock Dividend Reinvestment Plan, your shares of Preferred Stock should be withdrawn from “street name” or other form of registration and should be registered in your own name. Alternatively, your broker or bank may offer a program that allows you to participate in a plan without having to withdraw your shares of Preferred Stock from “street name.”

Who is the administrator of the Preferred Stock Dividend Reinvestment Plan?

Computershare Trust Company, N.A. administers the Preferred Stock Dividend Reinvestment Plan. Certain administrative support will be provided to the Administrator by its designated affiliates. If you have questions regarding the Preferred Stock Dividend Reinvestment Plan, please write to the Administrator at the following address: Computershare Trust Company, N.A., P.O. Box 505013, Louisville, KY 40233-5013 or call the Administrator at 1-877-373-6374. An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 8:00 a.m. to 8:00 p.m., Eastern Time, Monday through Friday (except holidays). In addition, you may visit the Administrator’s website at www.computershare.com/investor. At this website, you can enroll in the Preferred Stock Dividend Reinvestment Plan, obtain information, and perform certain transactions on your Preferred Stock Dividend Reinvestment Plan account. See “Administration” for more information regarding www.computershare.com/investor and the administration of the Preferred Stock Dividend Reinvestment Plan.

What are the benefits of the Preferred Stock Dividend Reinvestment Plan?

•The Preferred Stock Dividend Reinvestment Plan provides you with the opportunity to automatically reinvest dividends paid on all, but not less than all, of your shares of Preferred Stock (including shares of Preferred Stock held in your Preferred Stock Dividend Reinvestment Plan account), in additional shares of Preferred Stock. The number of shares of Preferred Stock to be credited to your account will be determined by dividing the total dollar amount of the distribution payable to you by $23.75 (95% of the stated value of $25.00 per share of Preferred Stock), without payment of any fees or other charges to the extent shares of Preferred Stock are purchased directly from us pursuant to the Preferred Stock Dividend Reinvestment Plan.
•Subject to operating procedures of the Depository Trust Company, you may purchase fractional shares of Preferred Stock under the Preferred Stock Dividend Reinvestment Plan, which means you may fully reinvest all dividends. Dividends on fractional shares, as well as on whole shares, also can be reinvested in additional shares of Preferred Stock, which will be credited to your Preferred Stock Dividend Reinvestment Plan account.
•You will receive a transaction statement confirming the details of each transaction that you make.

What are the disadvantages of the Preferred Stock Dividend Reinvestment Plan?

•We will not pay you any interest on dividends held by the Administrator before the investment date.
•The dividends you reinvest under the Preferred Stock Dividend Reinvestment Plan will generally be taxable to you to the extent of our earnings and profits and may give rise to a liability for the payment of income tax without providing you with the corresponding cash to pay the tax when due.

Will the Preferred Stock I receive through the Preferred Stock Dividend Reinvestment Plan differ from the Preferred Stock I initially purchased?

Shares of Preferred Stock received through the Preferred Stock Dividend Reinvestment Plan will be of the same series and have the same original issue date for purposes of the Holder Optional Conversion Fee and for other terms of the Preferred Stock based on issuance date as the Preferred Stock for which the dividend was declared.

How does an existing holder of shares of Preferred Stock participate in the Preferred Stock Dividend Reinvestment Plan?

Enrollment is available online through www.computershare.com/investor. Alternatively, you may enroll by completing an enrollment form and mailing it to the Administrator. Your participation in the Preferred Stock Dividend Reinvestment Plan will begin promptly after your enrollment is received. Once you enroll, your participation continues automatically for as long as you wish to participate in the Preferred Stock Dividend Reinvestment Plan.

You may change your dividend reinvestment election at any time online through www.computershare.com/investor, by telephone or by notifying the Administrator in writing prior to the record date for that dividend. If your request is received after the record date, then your dividend will be paid in cash by check or automatic deposit to a U.S. bank account that you designate and your initial dividend reinvestment will commence with the following dividend payment. The record date will typically be approximately 15 days in advance of the dividend payment date.

You may, of course, choose not to reinvest any of your dividends, in which case the Administrator will remit any such dividends to you by check or automatic deposit to a U.S. bank account that you designate.

As an existing holder of shares of Preferred Stock, what are my investment options under the Preferred Stock Dividend Reinvestment Plan?

Once enrolled in the Preferred Stock Dividend Reinvestment Plan, you may elect to reinvest all, but not less than all, of your dividends in additional shares of Preferred Stock, until you terminate your participation in the Preferred Stock Dividend Reinvestment Plan.

When are funds invested under the Preferred Stock Dividend Reinvestment Plan?

The investment date for reinvested dividends will be the dividend payment date (generally, the first business day of each month). No interest will be paid on funds held by the Administrator pending investment. Shares will be purchased directly from the company.

Who pays the fees and other expenses?

We will pay all fees or other charges on shares of Preferred Stock purchased through the Preferred Stock Dividend Reinvestment Plan.

What are the federal income tax consequences of participating in the Preferred Stock Dividend Reinvestment Plan?

The following is a summary of the federal income tax consequences of participation in the dividend reinvestment plan as of the date of this prospectus supplement. This summary, however, does not reflect every situation that could result from participation in the dividend reinvestment plan, is for general information only and does not constitute tax advice. We advise you to consult your tax and other advisors for information about your specific situation. Although the federal income tax treatment of dividend reinvestment plans is not entirely clear, stockholders participating in the Preferred Stock Dividend Reinvestment Plan are generally expected to be treated for U.S. federal income tax purposes as having received, on the date such dividends are reinvested, a distribution equal to the amount reinvested. Consequently, dividends reinvested in the Preferred Stock Dividend Reinvestment Plan may give rise to a tax payment obligation without the corresponding cash to pay such tax when it becomes due. See “Supplement to Material U.S. Federal Income Tax Considerations - Distributions” for a discussion of the treatment of distributions on the Preferred Stock. The total amount of cash and other distributions will be reported to stockholders and to the IRS on the appropriate tax form shortly after the end of each year. Shares acquired pursuant to the Preferred Stock Dividend Reinvestment Plan should have an initial tax basis equal to the amount of the dividend reinvested therein (plus, if applicable, brokerage costs paid by the stockholder) and a holding period that begins on the day after the date the dividend is paid.

We or the Administrator may be required to deduct “backup withholding” at the applicable rate (currently 24%) of all dividends paid to you, regardless of whether such dividends are reinvested pursuant to the Preferred Stock Dividend Reinvestment Plan. You are subject to backup withholding if: (i) you have failed properly to furnish us and the Administrator with your correct tax identification number, or TIN; (ii) the IRS or a broker notifies us or the Administrator that the TIN furnished by you is incorrect; (iii) the IRS or a broker notifies us or the Administrator that backup withholding should be commenced because you failed to properly report dividends paid to you; or (iv)

when required to do so, you fail to certify, under penalties of perjury, that you are not subject to backup withholding. Backup withholding amounts will be withheld from dividends before such dividends are reinvested under the Preferred Stock Dividend Reinvestment Plan. Therefore, if you are subject to backup withholding, dividends to be reinvested under the Preferred Stock Dividend Reinvestment Plan will be reduced by the backup withholding amount.

If you are a foreign stockholder, you need to provide the required federal income tax certifications to establish your status as a foreign stockholder so that the foregoing backup withholding does not apply to you. You also need to provide the required certifications if you wish to claim the benefit of exemptions from federal income tax withholding or reduced withholding rates under a treaty or convention entered into between the United States and your country of residence. If you are a foreign stockholder whose dividends are subject to federal income tax withholding, the appropriate amount will be withheld and the balance in shares of Preferred Stock will be credited to your account.

The foregoing is intended only as a general discussion of the current federal income tax consequences of participation in the Preferred Stock Dividend Reinvestment Plan and may not be applicable to certain participants, such as tax-exempt entities. You should consult your tax and other professional advisors regarding the foreign, federal, state and local income tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your individual participation in the Preferred Stock Dividend Reinvestment Plan or the disposal of shares acquired pursuant to the Preferred Stock Dividend Reinvestment Plan.

Purpose

The purpose of the Preferred Stock Dividend Reinvestment Plan is to provide a convenient and economical way for holders of shares of Preferred Stock to invest all, but not less than all, of their dividends in additional shares of Preferred Stock.

Eligibility of Existing Holders of Preferred Stock

If you are a current holder of record of shares of Preferred Stock, you may participate in the Preferred Stock Dividend Reinvestment Plan. Eligible holders of shares of Preferred Stock may enroll in the Preferred Stock Dividend Reinvestment Plan online through www.computershare.com/investor. Alternatively, you may enroll by completing an enrollment form and delivering it to the Administrator.

If you own shares of Preferred Stock that are registered in someone else’s name (for example, a bank, broker, or trustee) and you want to participate in the Preferred Stock Dividend Reinvestment Plan, you may be able to arrange for that person to handle the reinvestment of your dividends. If not, your shares of Preferred Stock should be withdrawn from “street name” or other form of registration and should be registered in your own name. Alternatively, your broker or bank may offer a program that allows you to participate in a plan without having to withdraw your shares of Preferred Stock from “street name.”

If you are already a participant in the Preferred Stock Dividend Reinvestment Plan, you need not take any further action in order to maintain your present participation.

Administration

Computershare Trust Company, N.A. (the “Administrator”) administers the Preferred Stock Dividend Reinvestment Plan. Certain administrative support will be provided to the Administrator by its designated affiliates.

You can enroll in the Preferred Stock Dividend Reinvestment Plan, obtain information, and perform certain transactions on your Preferred Stock Dividend Reinvestment Plan account online via the Administrator’s Investor Center.

To visit the Administrator’s website:

www.computershare.com/investor

You can contact the Administrator’s stockholder relations department toll-free at:

1-877-373-6374

An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 8:00 a.m. to 8:00 p.m., Eastern Time, Monday through Friday (except holidays).

You may write to the Administrator at the following address:

Computershare Trust Company, N.A.
P.O. Box 505013
Louisville, KY 40233-5013

For overnight packages:
Computershare Trust Company, N.A.
Attn: Alternative Investments
462 S. 4th Street suite 1600
Louisville, KY 40202

Please include a reference to Prospect Capital Corporation Preferred Stock in all correspondence.

Purchases and Pricing of Shares of Preferred Stock

With respect to reinvested dividends, the purchase price for purchases of shares of Preferred Stock directly from us will be $23.75 per share (95% of the Stated Value of $25.00 per share of Preferred Stock), and the investment date will be the dividend payment date for the month. Dividend payment dates generally occur on the first business day of each month. Your account will be credited with a full and fractional number of shares of Preferred Stock, subject to operating procedures of the Depository Trust Company, equal to the total amount to be invested by you, divided by the applicable purchase price per share.

There are no fees or other charges on shares of Preferred Stock purchased through the Preferred Stock Dividend Reinvestment Plan.

Participation

Any eligible holder of shares of Preferred Stock may enroll in the Preferred Stock Dividend Reinvestment Plan online through www.computershare.com/investor. Alternatively, you may enroll in the Preferred Stock Dividend Reinvestment Plan by completing an enrollment form and returning it to the Administrator at the address set forth above.

If the Administrator receives your enrollment form by the record date for the payment of the next dividend (approximately 10 days in advance of the dividend payment date), that dividend will be invested in additional shares of Preferred Stock for your Preferred Stock Dividend Reinvestment Plan account; provided, however, that the first dividend payable with respect to newly-issued shares of Preferred Stock pursuant to our primary offering will be paid in cash, with subsequent dividends reinvested pursuant to the Preferred Stock Dividend Reinvestment Plan. If the enrollment form is received in the period after any dividend record date, that dividend will be paid by check or automatic deposit to a U.S. bank account that you designate and your initial dividend reinvestment will commence with the following dividend.

By enrolling in the Preferred Stock Dividend Reinvestment Plan, you direct the Administrator to apply all, but not less than all, dividends to the purchase of additional shares of Preferred Stock in accordance with the Preferred Stock Dividend Reinvestment Plan’s terms and conditions. Unless otherwise instructed, the Administrator will thereafter automatically reinvest all, but not less than all, dividends declared on shares of Preferred Stock held under the Preferred Stock Dividend Reinvestment Plan. If you want to discontinue the reinvestment of all dividends paid on your shares of Preferred Stock, you must provide notice to the Administrator. See “Administration” for information on how to contact the Administrator.

Cost

We will pay all fees, the annual cost of administration and, unless provided otherwise in the Preferred Stock Dividend Reinvestment Plan, all other charges incurred in connection with the purchase of shares of Preferred Stock acquired under the Preferred Stock Dividend Reinvestment Plan, if any.

Number of Shares of Preferred Stock to be Purchased for the Participant

The number of shares of Preferred Stock purchased under the Preferred Stock Dividend Reinvestment Plan will depend on the amount of your dividend. Shares of Preferred Stock purchased under the Preferred Stock Dividend Reinvestment Plan will be credited to your account. Both full and fractional shares will be purchased.

Shares of Preferred Stock received through the Preferred Stock Dividend Reinvestment Plan will be of the same series and have the same original issue date for purposes of the Holder Optional Conversion Fee and for other terms of the Preferred Stock based on issuance date as the Preferred Stock for which the dividend was declared.

The aggregate number of shares issued across all series of Preferred Stock, including shares issued under the Preferred Stock Dividend Reinvestment Plan, shall not exceed 447,900,000. We cannot assure you there will be enough shares of Preferred Stock to meet the requirements under the Preferred Stock Dividend Reinvestment Plan. If we do not have a sufficient number of shares of Preferred Stock to meet the Preferred Stock Dividend Reinvestment Plan requirements during any month, the portion of any reinvested dividends received by the Administrator but not invested in shares of Preferred Stock under the Preferred Stock Dividend Reinvestment Plan will be returned to participants without interest.

Source of Shares of Preferred Stock Purchased Under the Preferred Stock Dividend Reinvestment Plan

Shares of Preferred Stock purchased under the Preferred Stock Dividend Reinvestment Plan will come from our authorized but unissued shares of Preferred Stock.

Method for Changing Preferred Stock Dividend Reinvestment Plan Election

You may change your Preferred Stock Dividend Reinvestment Plan election at any time online through www.computershare.com/investor, by telephone or by notifying the Administrator in writing. See “Administration” for information on how to contact the Administrator. To be effective with respect to a particular dividend, any such change must be received by the Administrator prior to the record date for such dividend.

Withdrawal by Participant

You may discontinue the reinvestment of your dividends at any time by providing written or telephone notice to the Administrator. Alternatively, you may change your dividend election online through www.computershare.com/investor. See “Administration” for information on how to contact the Administrator. If the Administrator receives your notice of withdrawal prior to the record date for the payment of the next dividend, the Administrator, in its sole discretion, will distribute such dividends in cash. If the request is received after the record date for the payment of the next dividend, then that dividend will be reinvested. However, all subsequent dividends will be paid out in cash on all balances. The Administrator will continue to hold your shares of Preferred Stock in your Preferred Stock Dividend Reinvestment Plan account.

Generally, an eligible holder of shares of Preferred Stock may again become a participant in the Preferred Stock Dividend Reinvestment Plan. However, we reserve the right to reject the enrollment of a previous participant in the Preferred Stock Dividend Reinvestment Plan on grounds of excessive joining and termination. This reservation is intended to minimize administrative expense and to encourage use of the Preferred Stock Dividend Reinvestment Plan as a long-term investment service.

Share Certificates and Safekeeping

Shares of Preferred Stock that you acquire under the Preferred Stock Dividend Reinvestment Plan will be maintained in your Preferred Stock Dividend Reinvestment Plan account in non-certificated form. This protects your shares of Preferred Stock against loss, theft or accidental destruction and also provides a convenient way for you to keep track of your shares of Preferred Stock.

Reports to Participants

Statements of your account activity will be sent to you after each transaction, which will simplify your record keeping. Each Preferred Stock Dividend Reinvestment Plan account statement will show the amount invested, the purchase price and the number of shares of Preferred Stock purchased. The statement will include specific cost basis information in accordance with applicable law. Please notify the Administrator promptly either in writing, by telephone or through the Internet if your address changes. In addition, you will receive copies of the same communications sent to all other holders of shares of Preferred Stock, if any. You also will receive any U.S. Internal Revenue Service (“IRS”) information returns, if required. Please retain all account statements for your records. The statements contain important tax and other information.

Responsibilities under the Preferred Stock Dividend Reinvestment Plan

We, the Administrator and any agent will not be liable in administering the Preferred Stock Dividend Reinvestment Plan for any act done in good faith, or for any omission to act in good faith, including, without limitation, any claim of liability arising out of failure to terminate a participant’s account upon that participant’s death prior to the receipt of notice in writing of such death. Nor are we, the Administrator or any agent liable for any act done or not done in good faith regarding the purchase of shares or the prices at which the purchases are done at. Since we have delegated all responsibility for administering the Preferred Stock Dividend Reinvestment Plan to the Administrator, we specifically disclaim any responsibility for any of its actions or inactions in connection with the administration of the Preferred Stock Dividend Reinvestment Plan. In no event shall we, the Administrator or their agents have any liability as to any inability to purchase shares or as to the timing of any purchase.

You should recognize that neither we, the Administrator, nor any agent can assure you of a profit or protect you against a loss on shares of Preferred Stock purchased under the Preferred Stock Dividend Reinvestment Plan.

Interpretation and Regulation of the Preferred Stock Dividend Reinvestment Plan

We reserve the right to interpret and regulate the Preferred Stock Dividend Reinvestment Plan.

Suspension, Modification or Termination of the Preferred Stock Dividend Reinvestment Plan

We reserve the right to suspend, modify or terminate the Preferred Stock Dividend Reinvestment Plan at any time. Participants will be notified of any suspension, modification or termination of the Preferred Stock Dividend Reinvestment Plan. Upon our termination of the Preferred Stock Dividend Reinvestment Plan any whole book-entry shares owned will continue to be credited to a participant’s account unless specifically requested otherwise.

Miscellaneous

Effect of Stock Dividend, Stock Split or Rights Offering. Any shares of Preferred Stock we distribute as a stock dividend on shares of Preferred Stock credited to your account under the Preferred Stock Dividend Reinvestment Plan, or upon any split of such shares of Preferred Stock, will be credited to your account. Stock dividends or splits distributed on all other shares of Preferred Stock held by you and registered in your own name will be mailed directly to you.

Effect of Transfer of All Shares of Preferred Stock in Participant’s Name. If you dispose of all shares of Preferred Stock registered in your name, but do not give notice of withdrawal to the Administrator, the Administrator will continue to reinvest the dividends on any shares of Preferred Stock held in your account under the Preferred Stock Dividend Reinvestment Plan until the Administrator is otherwise notified. See “Withdrawal by Participant” for more information on how to withdraw from the Preferred Stock Dividend Reinvestment Plan.

Voting of Participant’s Shares of Preferred Stock Held under the Preferred Stock Dividend Reinvestment Plan. Any voting rights attributable to the shares of Preferred Stock credited to your account under the Preferred Stock Dividend Reinvestment Plan will be voted in accordance with your instructions. If you are a participant in the Preferred Stock Dividend Reinvestment Plan and are not a holder of record of shares of Preferred Stock in your own name, you will be furnished with a form of proxy covering the shares of Preferred Stock credited to your account under the Preferred Stock Dividend Reinvestment Plan to which any such voting rights are attributable. If you are a participant in the Preferred Stock Dividend Reinvestment Plan and are the holder of record of shares of Preferred Stock in your own name, your proxy will be deemed to include shares of Preferred Stock, if any, credited to your account under the Preferred Stock Dividend Reinvestment Plan to which any such voting rights are attributable, and the shares of Preferred Stock held under the Preferred Stock Dividend Reinvestment Plan will be voted in the same manner as the shares of Preferred Stock registered in your own name. If a proxy is not returned, none of your shares of Preferred Stock to which any such voting rights are attributable will be voted unless you vote in person. If you want to vote in person at a meeting of stockholders, a proxy for shares of Preferred Stock credited to your account under the Preferred Stock Dividend Reinvestment Plan to which any such voting rights are attributable may be obtained upon written request received by the Administrator at least 15 days before the meeting.

Pledging of Participant’s Shares of Preferred Stock Held under the Preferred Stock Dividend Reinvestment Plan. You may not pledge any shares of Preferred Stock that you hold in your Preferred Stock Dividend Reinvestment Plan account. Any pledge of shares of Preferred Stock in a Preferred Stock Dividend Reinvestment Plan account is null and void. If you wish to pledge shares of Preferred Stock, you must first withdraw those shares of Preferred Stock from the Preferred Stock Dividend Reinvestment Plan.

Limitation of Liability

The Preferred Stock Dividend Reinvestment Plan provides that neither we nor the Administrator, nor any independent agent, will be liable in administering the Preferred Stock Dividend Reinvestment Plan for any act done in good faith or any omission to act in good faith in connection with the Preferred Stock Dividend Reinvestment Plan. This limitation includes, but is not limited to, any claims of liability relating to:

•the failure to terminate your Preferred Stock Dividend Reinvestment Plan account upon your death prior to receiving written notice of your death;
•the purchase prices reflected in your Preferred Stock Dividend Reinvestment Plan account or the dates of purchases of Preferred Stock under the Preferred Stock Dividend Reinvestment Plan; or
•any loss or fluctuation in the market value of shares of Preferred Stock after the purchase of shares of Preferred Stock under the Preferred Stock Dividend Reinvestment Plan.

The foregoing limitation of liability does not represent a waiver of any rights you may have under applicable securities laws.